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SEC Mail Processing
MAR 02 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01.01.2021 AND ENDING 12.31.2021
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ARIVE CAPITAL MARKETS LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
465 BELFIELD AVENUE
(No. and Street)

STATEN ISLAND	NY	10312
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

THOMAS SULLIVAN	516-467-9183	TSULLIVAN@ARIVECAPITAL.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway | Suite 580 |	Hauppauge,	NY	11788
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) MARCH 4, 2009 (PCAOB Registration Number, if applicable) 3370

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, THOMAS SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ALEXANDER CAPITAL LP, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NAFISA CHOWDHURY
NOTARY PUBLIC
STATE OF NEW YORK
Qualified in Nassau County
01CH6422492
MY COMMISSION EXPIRES 09/.../2025

Signature: ______________________

Title: CFO/FINOP

____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ARIVE CAPITAL MARKETS, LLC

Financial Information & Supplemental Information December 31, 2021

Table of Contents

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Arive Capital Markets, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arive Capital Markets, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Arive Capital Markets, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Arive Capital Markets, LLC's management. Our responsibility is to express an opinion on Arive Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Arive Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Arive Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Arive Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Arive Capital Markets, LLC's auditor since 2015.

Hauppauge, New York
March 1, 2022

Nawrocki Smith LLP

ARIVE CAPITAL MARKETS, LLC

Statement of Financial Condition as of December 31,2021

Assets:	
Cash	$23,357
Deposit with clearing organization	100,000
Commissions receivable	95,942
Prepaid assets	39,339
Goodwill	65,000
Total Assets	$323,638
Liabilities:	
Accounts payable and accrued expenses	$117,050
Subordinated debt	100,000
Accrued interest on subordinated debt	16,000
Long-term liability	8,829
Interest on long-term liability	161
Total Liabilities	242,040
Member's Equity	81,598
Total Liabilities and Members Equity	$323,638

See accompanying notes to the financial statements

ARIVE CAPITAL MARKETS, LLC

Statement of Operations for the Year Ended December 31, 2021

Revenue:	
Commissions	$1,047,836
Investment Banking	1,919,625
Mutual Fund revenue	83,805
Other	248,875
Total revenue	3,300,141
Expenses:	
Commissions and compensation	2,902,118
Regulatory and professional fees	75,150
Communications	19,003
Arbitration & settlement	97,553
Other	49,523
Insurance	50,003
Interest	8,000
Occupancy	15,702
Clearing fees	167,249
Total operating expenses	3,384,301
Net Loss:	(84,160)

See accompanying notes to the financial statements

ARIVE CAPITAL MARKETS, LLC

Statement of Changes in Member's Equity for the Year Ended December 31, 2021

Balance at January 1, 2021	$165,758
Member's Contributions	0
Member's Distributions	0
Net Income	(84,160)
Balance at December 31, 2021	81,598

See accompanying notes to the financial statements

ARIVE CAPITAL MARKETS, LLC

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
forthe Year Ended December 31 2021

Subordinated debt at January 1, 2021	$100,000
Subordinated debt at December 31, 2021	$100,000

See accompanying notes to the financial statements

Arive Capital Markets, LLC

Statement of Cash Flows for the Year Ended December 31, 2021

Cash flows from operating activities:	
Net loss	($84,160)
Adjustments to reconcile net loss to net cash used by operating activities:	
Commissions receivable	365,512
Prepaid assets	3,618
Accounts payable and accrued expenses	(280,888)
Contingent Liabilities	(52,364)
Net cash used by operating activities	(57,282)
Cash flows from financing activities:	
Long-term liability	(16,872)
Interest payable	6,872
Net cash used by financing activities:	(10,000)
Net cash & restricted cash decrease for year:	(67,282)
Cash & restricted cash at the beginning of the year	190,639
Cash & restricted cash at the end of the year	123,357

<u>Reconciliation of cash, cash equivalents and restricted cash</u>:

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Statement of Financial Condition that sum to the same such amounts shown in the Statement of Cash Flows.

Cash 12/31/2021	23,357
Deposit with clearing broker	100,000
Total cash, cash equivalents and restricted cash shown in the Statement of Cash Flows	123,357
Supplementary cash flow information:	
Cash paid for interest	8,000

See accompanying notes to financial statements.

ARIVE CAPITAL MARKETS, LLC

Notes to the Financial Statements

Note 1 Business

Principal Business Activity

Arive Capital Markets, LLC ("ACM" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of buying and selling securities on behalf of customers and raising capital for customers through private placement offerings. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All transactions are currently cleared directly with AXOS.

Note 2 Summary of Significant Accounting Policies

Agreement with Clearing Brokers

The Company under Rule 15c3-3(k)(2)(ii) is exempt from preparing a reserve formula computation and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions were executed and cleared on behalf of the Company by its ultimate clearing brokers on a fully disclosed basis.

Goodwill

The Company evaluates goodwill on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company's evaluation of goodwill completed as of December 31, 2021, resulted in no impairment losses.

Significant Judgment

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Disaggregation of Revenue

The Company's significant revenues during 2021 originated from commissions and investment banking.

Commissions

The Company earns fees from investment brokerage services provided to its customers by a third-party service provider. The Company receives commissions from the third party service provider on a monthly basis based upon customer activity for the month. The fees are recognized monthly and a receivable is recorded until commissions are generally paid by the 15th of the following month. Because the Company (i) acts as an agent in arranging the relationship between the customer and the third-party service provider and (ii) does not control the services rendered to the customers, investment brokerage fees are presented on a gross basis with related costs reflected separately. Depending on materiality or regulatory mandate, Investment Banking and Mutual Fund revenue are recorded in the period in which the funds are earned.

Commissions and related clearing expenses that are administered via AXOS are currently recorded on a trade date basis due to the existing accounting protocol at AXOS. There are no material differences between trade date and settlement date amounts.

Income Taxes

The Company is organized as a Limited Liability Corporation. In lieu of corporate income taxes, the shareholder is taxed on the Company's taxable income. Therefore, no liability for income taxes is presented in these financial statements.

Income tax returns for the year ended 2018, 2019 and 2020 have not been examined by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2021.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 Deposit with Clearing Organization

The Company clears its customer transactions through AXOS Clearing Corp. on a fully disclosed basis. The Company earns commission revenue from its clearing broker for customer transactions. Commissions are earned on a trade date and recorded as a receivable by the Company. The receivable is generally paid within 10 days of month-end. The Company is required to maintain a minimum $100,000 deposit with one organization to collateralize certain transactions. The deposit is structured as a subordinated loan with a rate of 8% that will be forgiven at maturity. Monthly interest is being accrued and reflected on the Balance Sheet.

Note 4 Operating Lease

The Company has entered into agreements with its branch office representatives where each office is responsible for rent and office equipment. Total main office rent expense for the year ended December 31, 2021, was $0. Any leases that the Company will remit payment will be accounted for in accordance with FASB ASU No. 2016-02, Leases.

Note 5 Concentration of Credit Risk

Financial instruments that subject the Company to possible credit risk consist principally of accounts receivable, which are unsecured. Accounts receivable are stated at the amount the Company expects to collect. No allowance for doubtful accounts is deemed necessary at December 31, 2021, and the Company has not experienced any losses from such accounts.

Cash

The Company maintains its cash balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC") where offered.

Note 6 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company had net capital of $59,547 and a net capital requirement of $9,469.

Note 7 Subordinated Debt

See note 3

Note 8 Related Party Transactions

Through partial commonality of ownership, ACM has three related parties.

SENA Management LLC owns a majority interest in Alexander Capital LP. LibertyView Holdings owns 52.2 percent of the Company. SENA Management and LibertyView Holdings are substantially owned by the same individuals. ACM derived approximately $1,900,000 in primary market activity from Alexander Capital Ventures.

Note 9 Other Income

Handling fees earned by the Company via introducing business into correspondent clearing firms comprise Other Income.

Note 10 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 11 Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through March 1, 2022, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

Supplemental Information

ARIVE CAPITAL MARKETS, LLC

Computation of Net Capital Pursuant to SEC Rule 15C3-1 and Statement Pursuant to SEC Rule 17a-5(d)(4) as of December 31,2021

Net capital:	
Member's equity	$81,598
Subordinated debt	100,000
Total member's equity	181,598
Deductions and/or charges:	
Nonallowable assets:	
Prepaid expenses	39,339
Goodwill	65,000
Commissions receivable	17,712
Total nonallowable assets	122,051
Net capital	59,547
Aggregate indebtedness	142,040
Net capital requirement	9,469
Excess net capital	50,078
Ratio: Aggregate indebtedness to net capital	239%

Statement Pursuant to SEC Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation detailed above.

See accompanying notes to financial statements.

ARIVE CAPITAL MARKETS, LLC

Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 For the Year Ended December 31, 2021

The Company clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii).

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Arive Capital Markets, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Arive Capital Markets, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Arive Capital Markets, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Arive Capital Markets, LLC stated that Arive Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to investment banking and effecting securities transactions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Arive Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arive Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
March 1, 2022

Nawrocki Smith LLP

ARIVE CAPITAL MARKETS, LLC

March 1, 2022

Exemption Report

Arive Capital Markets, LLC ("ACM" or the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(ii)

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception, and;

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to Investment Banking and effecting securities transactions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Thomas Sullivan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Thomas Sullivan

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Arive Capital Markets, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Arive Capital Markets, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hauppauge, New York
March 1, 2022

Nawrocki Smith LLP